Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 29, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Emerald Isle Exploration Ltd. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 29, 2013
File No. 333-189630

Dear Mr. Reynolds:

We respectfully hereby submit the information in this letter, on behalf of our client, Emerald Isle Exploration Ltd., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 23, 2013.  Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on August 29, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company . . .

Company response:  The Company previously made this requested disclosure on pages iii, 2, 7 and 8.

. . . , and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status; . . .

Company response:  The Company previously made this requested disclosure in the penultimate risk factor on page 7.

•
. . . Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and . . .

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

Company response:  The Company previously made this requested disclosure on page 2, and in the penultimate and last risk factors on page 7.

•	. . . State your election under Section 107(b) of the JOBS Act: . . .

Company response:  The Company previously made this requested disclosure in the first paragraph on page 8.

. . . If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Company response:  The Company previously made this requested disclosure in the first paragraph on page 8.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Company response:  The Company has added disclosure related to this comment on page 7.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response:  The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.  The Company further confirms that no broker or dealer that is participating or will participate in its offering.

Registration Statement Cover Page

3.   We note your statement that the offering will commence “as soon as practicable and from time to time after the effective date of this Registration Statement.” It appears to us that the company is not eligible to conduct a delayed offering. Please revise your cover page of the registration statement as appropriate. See Rule 415 under the Securities Act of 1933

Company response:  The Company has removed the text, “and from time to time” from the cover page.

4.   We not you indicate that the company is calculating the fee pursuant to Rule 457(a) and 457(o). Given that the registration statement is registering a given number of securities for the company it appears that the company should rely on 457(a) as it is registering a specific amount of securities. Please revise to delete the reference to Rule 457(o) or advise us as appropriate.

Company response:  The Company has removed reference to Rule 457 (o).

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

5.   Please move the legend required by Item 501(b)(10) of Regulation S-K to the prospectus cover page.

Company response:  The Company has moved the referenced legend to the prospectus cover page.

Prospectus Cover Page

6.   Please relocate the four sentences starting with “accordingly, if we file for bankruptcy protection …” Also, please clarify the references to returning subscription money to investors, given the lack of an escrow agreement and the no minimum nature of your offering.

Company response:  The Company has removed reverence to returning funds and relocated the referenced four sentence to page 3.

Prospectus Summary, page 2

7.   We note the disclosure on page three that you will be “unable to take concrete steps toward the implementation of your plan of operation” unless you sell at least 75% of the shares offered. Please revise here and elsewhere, as appropriate, to address your plans in the event that you are unable to raise the necessary funds. In addition, please discuss the relative priority investors will receive in the event of your liquidation with particular reference to the related party debt owed to Mr. Eads.

Company response:  The Company has added the text, “our business will fail and you will lose your investment” to page 3.  The Company has elected to not include a statement regarding our liquidation and Mr. Eads’s priority relative to investors since investors are purchasing equity securities and not making loans as creditors.

Summary Financial Information, page 3

8.   Within your table “Financial Summary” we note you disclose total stockholder’s equity of $7,931 as of April 30, 2013. However, the amount presented in your balance sheet appears to be a stockholders deficit of $8,069. Please modify your disclosure accordingly.

Company response:  The Company has revised its disclosure on page 3 in compliance with this comment.

Risk Factors, page 4

9.   Please revise your risk factor “Our auditors have expressed …” to specifically reference your current working capital deficit and existing capital requirements to fund operations over the next year.

Company response:  The Company has revised is disclosure in the referenced risk factor on page 4 in compliance with this comment.

10.  We note your statement in the risk factor “We will require additional funds which we plan to raise …” that you will need $9,200 to complete phase I and a total of $75,037 to complete the first two phases of your plan of operation. We also note that your Summary section indicates that Phase I has an estimated cost of $9,200 and the estimated cost of Phase II is $40,000. Please revise your disclosure as appropriate to reconcile these statements.

Company response:  The Company has revised its disclosure in the referenced risk factor on page 4 to clarify the amount of funds needed to complete its 12-month plan of operation.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

11.  Please expand on your page five risk factor “The market price for precious metals …” to provide additional information and factual context for investors. In this respect your revised disclosure should address the decline in gold prices over the past year and discuss recent trends in mining exploration and exploration finance. Additionally, revise your statement that indicates that the offering is an offering by existing investors.

Company response:  The Company has revised its disclosure in the referenced risk factor on page 5 in compliance with this comment.

12.  Please revise your page six risk factor “Since the majority of our shares of common stock …” to disclose Mr. Eads ownership percentage, assuming the sale of all of the offered shares.

Company response:  The Company has revised its disclosure in the referenced risk factor on page 6.

13.  Please include a risk factor addressing the dilution associated with your offering.

Company response:  The Company has added the requested risk factor to page 7.

Use of Proceeds, page 9

14.  Please revise your table to disclose the net proceeds of the offering under each scenario. In addition, please clarify why your legal and accounting fees, and costs associated with being a reporting company, vary based on your offering size. Finally, please ensure your estimates are consistent throughout your disclosure. In this regard we note you estimate your offering costs to be $12,504 on page three.

Company response:  The Company has revised is disclosure on pages 3 and 9 in compliance with this comment.

15.  Please clarify whether the offering proceeds will be used to repay the $16,000 loan payable to Mr. Eads.

Company response:  The Company has revised is disclosure on page 9 in compliance with this comment.

16.  Please revise to clarify whether additional funding is required to complete Phase I with the noted amounts of proceeds to the offering.

Company response:  The Company has revised is disclosure on page 9 in compliance with this comment.

17.  We note the cross reference to the description of the use of proceeds in the “Plan of Operation” section. Please revise if necessary to clearly describe all the uses of proceeds in this section.

Company response:  The Company has elected to not describe to uses of proceeds in this section in addition to the Use of Proceeds section on page 9.

18.  Please revise to address the use of proceeds if only a minimal amount of proceeds are received. For example, clarify the uses of the proceeds if the company only sells 10% of the amount of securities in the offering.

Company response:  The Company has revised is disclosure on page 9 in compliance with this comment.

Dilution, page 10

19.  Your disclosure suggests Mr. Eads made a $40 capital contribution for his shares. The Statement of Cash Flows and Statement of Changes in Stockholders’ Deficit imply that no cash consideration was paid. Please clarify the nature and amount of Mr. Eads capital contribution for his shares.

Company response:  The Company has revised is disclosure on page 10 in compliance with this comment.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

20.  Please present the net tangible book value after the offering for each scenario. Similarly, please present the amount of increase in net tangible book value per share attributable to the cash payments made by investors under each scenario. See Item 507 of Regulation S-K.

Company response:  The Company has revised is disclosure on page 10 in compliance with this comment.

21.  Please advise us how you calculated your net tangible book value and net tangible book value per share prior to your offering.

Company response:  The Company calculated net tangible book value prior to its offering by determining the amount that results from subtracting total liabilities ($16,000) and intangible assets ($0.00) from total assets ($7,931).  The Company calculated net tangible book value per share prior to its offering by dividing its net tangible book value ($2,864) by its number of issued and outstanding shares of common stock (4,000,000 shares).

Plan of Distribution, page 12

22.  On page 13 you refer to your “two officers and sole director.” However, you appear to have only one officer. Please advise or revise.

Company response:  The Company has revised is disclosure on page 12 in compliance with this comment.

23.  We note your reference to 3a4-1(a)(4)(ii) and 3a4-1(a)(4)(iii). Please clarify which exemption your officer and director will be relying upon.

Company response:  The Company has revised is disclosure on page 12 in compliance with this comment.

Description of Business, page 14

24.  We note your statement that the “source of information contained in this discussion is from a report prepared by Beowulf Properties Corp.” Please file the consent from Beowulf Properties Corp. as an exhibit to the registration statement or advise us as appropriate.

Company response:  The Company has revised its disclosure on page 14 to state that Craig Parkinson is the source of information in the referenced discussion.

Description of Property page 15

25.  We note your use of the term ore throughout your filing. Pursuant to paragraph (a)(1) of Industry Guide 7 the term ore is commensurate with the term reserve. Please revise to remove the term ore from your disclosure until you have established proven or probable reserves.

Company response:  The Company has revised its disclosure to change the term “ore” to “mineralized material” on pages 16, and pages 18 through 21.

26.  Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

Company response:  The Company has revised is disclosure on page 21 in compliance with this comment.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

27.  We note your disclosure in this section referring to tonnages and ounces mined on properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Company response:  The Company has revised is disclosure on pages 18 and 19 in compliance with this comment.

28.  Please provide a clear statement that your property is without mineral reserves pursuant to paragraph (b)(4)(i) of Industry Guide 7.

Company response:  The Company has added the text “Currently there are no known mineral reserves on the Gold Eagle Mine Property” to page 15.

29.  We note you are subject to permitting requirements of the Bureau of Land Management. Please revise to provide a short summary of the permits and/or operational plans required to perform exploration and mining activities on your properties.

Company response:  The Company has revised is disclosure on page 23 in compliance with this comment.

30.  On page 15 you indicate you are “currently conducting mineral exploration activities.” The disclosure elsewhere states you will not begin exploring until you have raised sufficient funds to do so, please advise or revise.

Company response:  The Company has revised its disclosure on page 15 to state that the Company is conducting “preliminary” mineral exploration activities.

31.  We note your discussion of property history starting on page 18. To the extent known, please clarify the mining activities have taken place on the Gold Eagle Mine properties beyond the shipment of 3 cars of ore on an unknown date.

Company response:  The Company has added the text, “The Company does not know of any other evidence indicating whether any other mining activities have taken place in the Gold Eagle Mine Property” to page 19.

32.  On page 13 and 22 you refer to the “completion” of your public offering. Please clarify what you mean by completion.

Company response:  The Company has revised is disclosure on pages 13 and 23 in compliance with this comment.

Employees, page 24

33.  Please revise to clarify that the company only has one officer and director.

Company response:  The Company has revised is disclosure on page 24 in compliance with this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

34.  The plan of operation presented on page 25 refers to costs related to the examination and acquisition of mining properties and salaries to be paid to executive officers. Please revise to address these proposed activities in greater detail. In this respect it may be necessary to update disclosure elsewhere in your document, such as under Use of Proceeds and Executive Compensation.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

Company response:  The Company has revised its disclosure to be consistent with its 12-month plan of operation for exploration activities.

Liquidity and Capital Resources, page 28

35.  Please revise to indicate the amount of working capital as of April 30, 2013.

Company response:  The Company has revised is disclosure on page 28 in compliance with this comment.

36.  On page 28 you indicate you will be able to “continue operations for approximately 12 months” based on your current cash position. Please advise us of the basis for this statement, given you indicate that the total expenditures over the next 12 months are expected to be approximately $61,705 in your Plan of Operations section.

Company response:  The Company has revised is disclosure on page 28 in compliance with this comment

Directors, Executive Officers, Promoters and Control Persons, page 31

37.  The disclosure on page 32 suggests your bylaws require the board “consist of no less than three members.” We were unable to locate this requirement in your exhibits. Please advise or revise.

Company response:  The Company has revised its disclosure on page 32 to state “not less than one and not more than 13 members,” which is consistent with the Company’s Bylaws at Exhibit 3.2.

Audit Committee and Conflicts of Interest, page 32

38.  Please revise your statement that “[t]he Board … has only two directors ….”

Company response:  The Company has revised its disclosure on page 32 to clarify that it has only one director.

Security Ownership of Certain Beneficial Owners and Management, page 34

39.  Please correct your definition of investment power on page 34.

Company response:  The Company has revised is disclosure on page 34 in compliance with this comment.

Where You Can Find More Information, page 35

40.  On page 35 you indicate that you do not file reports with the Securities and Exchange Commission. Please clarify that you will do so as a result of your offering. Please revise to identify the reports and other information that you will file with the Commission.

Company response:  The Company has revised is disclosure on page 35 in compliance with this comment.

Interest of Named Experts and Counsel, page 35

41.  Please revise to name Mr. Parkinson under this header or advise.

Company response:  The Company has revised is disclosure on page 35 in compliance with this comment.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
August 29, 2013

Exhibits

42.  Please file exhibits 3.1 and 10.1 in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual

Company response:  The Company has included Exhibits 3.1 and 10.1 in compliance with the comment.

43.  Please file the loan agreement with Mr. Eads.

Company response:  The Company has filed a description of the referenced agreement as Exhibit 10.2.

Exhibit 5.1

44.  Please revise this exhibit to reference the state law governing counsel’s opinion.

Company response:  Exhibit 5.1 has been revised to reference the laws of Nevada.

Exhibit 23.3

45.  The consent filed as exhibit 23.3 suggests Mr. Parkinson reviewed a technical report written by Beowulf Properties Corp. for you. However, your disclosure on page 15 suggests Mr. Parkinson wrote the report and that the disclosure included in your document is based upon his report. Please advise or revise, as appropriate.

Company response:  The consent at Exhibit 23.3 has been revised to state that Mr. Parkinson authored the referenced report.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
      Thomas E. Puzzo